UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MONTAGE TECHNOLOGY GROUP LIMITED

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G6209T105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6209T105	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard C. Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,513,319
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,513,319
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,513,319
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G6209T105	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Montage Technology Group Limited (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Room A1601, Technology Building, 900 Yi Shan Road

Xuhui Dustrict, Shanghai, 20233

People’s Republic of China

Item 2(a)	Name of Person Filing:

Howard C. Yang

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

Room A1601, Technology Building, 900 Yi Shan Road

Xuhui District, Shanghai, 20233

People’s Republic of China

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities:

Ordinary shares, par value $0.0125 per share

Item 2(e)	CUSIP Number:

G6209T105

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

Reporting person	Amount beneficially owned:		Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Howard C. Yang	1,513,319	(1)	5.4	%(2)	1,513,319	0	1,513,319	0

(1)	Includes 400,000 ordinary shares that may be acquired through exercise of share options, all of which are subject to our company’s right of repurchase, which right lapses as the options vest according to their vesting schedule; and excludes 404,000 ordinary shares held jointly by Mr. Yang’s parents, who do not live in the same household as Mr. Yang. Mr. Yang disclaims beneficial ownership of the ordinary shares held by his parents.
(2)	Percentage ownership based upon information contained in the Form S-1 Registration Statement, as amended, filed by the Issuer with the Securities and Exchange Commission on January 17, 2014.

CUSIP No. G6209T105	SCHEDULE 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

HOWARD C. YANG

By:	/s/ Howard C. Yang
Name:	Howard C. Yang